January 24, 2012

eUnits™ 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside

Two International Place

Boston, Massachusetts 02110

Dear Sirs or Madams:

This opinion is furnished in connection with the registration by eUnits™ 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside, a business trust organized under the laws of the Commonwealth of Massachusetts (“Trust”), of 2,352,942 shares of beneficial interest, par value of $.01 per share (“Shares”), under the Securities Act of 1933, as amended, pursuant to a registration statement on Form N-2 (File No. 333-163101), as amended (“Registration Statement”), in the amounts set forth under “Amount Being Registered” on the facing page of the Registration Statement.

As counsel for the Trust, we are familiar with the proceedings taken by it in connection with the authorization, issuance and sale of the Shares. In addition, we have examined and are familiar with the Agreement and Declaration of Trust of the Trust, the By-Laws of the Trust, and such other documents as we have deemed relevant to the matters referred to in this opinion.

Based upon the foregoing, we are of the opinion that the Shares, upon issuance and sale in the manner referred to in the Registration Statement, will be legally issued, fully paid and non-assessable (except as described in the Registration Statement) shares of beneficial interest of the Trust.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Prospectus constituting a part thereof.

Very truly yours,

/s/ K&L Gates LLP

K&L Gates LLP